CUSIP No. 87484T 108	13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TALOS ENERGY, INC.

(Name of Issuer)

COMMON STOCK, par value $0.01 per share

(Title of Class of Securities)

87484T 108

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Not Applicable*

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* This Schedule 13D/A is being filed pursuant to an interpretation of the staff of the Division of Corporation Finance of the Securities and Exchange Commission of Rule 13d-2(a) to require an amendment of a Schedule 13D if the percentage ownership of the filer changes by more than 1% due to changes in the amount of shares outstanding.

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. AP Talos Energy LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 17,191,884
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 17,191,884

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,191,884
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 21.0%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. AP Talos Energy Debtco LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,616,653
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,616,653

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,616,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Talos Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 18,808,537
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 18,808,537

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,808,537
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 23.0%
14.	Type of Reporting Person PN

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Management VII, L.P
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 18,808,537
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 18,808,537

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,808,537
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 23.0%
14.	Type of Reporting Person PN

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. AIF VII Management, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 18,808,537
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 18,808,537

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,808,537
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 23.0%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Management, L.P.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 18,808,537
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 18,808,537

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,808,537
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 23.0%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 18,808,537
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 18,808,537

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,808,537
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 23.0%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Commodities Management, L.P., with respect to Series I
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 18,808,537
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 18,808,537

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,808,537
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 23.0%
14.	Type of Reporting Person PN

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Commodities Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 18,808,537
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 18,808,537

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,808,537
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 23.0%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Management Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 18,808,537
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 18,808,537
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,808,537
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 23.0%
14.	Type of Reporting Person PN

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Management Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 18,808,537
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 18,808,537

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,808,537
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 23.0%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Talos Energy, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 500 Dallas Street, Suite 2000, Houston, TX 77002.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed by the Reporting Persons on Schedule 13D filed by the Reporting Persons on May 21, 2018..

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of this Schedule 13D is hereby amended to update Appendix A for the information concerning the executive officers, managers and directors of Management Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

All other information under this Item 2 remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

No change.

Item 4. Purpose of Transaction

No change.

Item 5. Interest in Securities of the Issuer

AP Talos and Debtco are the record owners of an aggregate of 18,808,537 shares of the Issuer’s Common Stock, which represents approximately 23.0% of the Issuer’s outstanding Common Stock. Each of AP Talos and Debtco disclaims beneficial ownership of any shares of the Issuer’s common stock owned of record by the other, and each of Management VII, AIF VII, Apollo Management, Management GP, Commodities Management, Commodities Management GP, Management Holdings and Management Holdings GP disclaims beneficial ownership of any shares of the Issuer’s common stock owned of record by the AP Talos or Debtco, in each case except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a) See also the information contained on the cover pages of this Amendment No. 1 on Schedule 13D which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 81,707,594 shares of Common Stock outstanding as of April 28, 2021, as reported by the Issuer on Form 10-Q for the period ended March 31, 2021 filed with the Securities and Exchange Commission on May 6, 2021.

(b) By virtue of the mutual agreement to vote their Common Stock in favor of each nominee nominated pursuant to the Stockholders’ Agreement, the Reporting Persons may be deemed to be members of a “group” with, and may be deemed to have or share indirect voting power over the 25,926,683 shares of Common Stock held of record by, entities affiliated with Riverstone (“the Riverstone Stockholders”). The Reporting Persons expressly disclaim any beneficial ownership of shares held of record by the Riverstone Stockholders and the number of shares reported in the cover pages as shared voting power does not include those shares of Common Stock. In the aggregate any group formed thereby would beneficially own 44,735,220 shares or approximately 54.8% of the Issuer’s Common Stock outstanding. The beneficial ownership of the Riverstone Stockholders has been reported separately on a Schedule 13D/A filed with the Securities and Exchange Commission on March 18, 2020.

CUSIP No. 87484T 108	13D

(c) On May 24, 2021, May 25, 2021, May 27, 2021 and May 28, 2021, AP Talos sold on the open market 3,664, 2,059, 32,536 and 49,406 shares of Common Stock, respectively, at prices ranging from $14,00 to $14.26 per share. The sales were conducted pursuant to a Rule 10b5-1 sales plan (“Sales Plan”) executed on October 8, 2020 with J.P. Morgan Securities LLC (“Broker”). Otherwise none of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Amendment No. 1.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add:

Stockholders’ Agreement Amendment

On February 24, 2020, the Issuer and the other parties thereto amended the Stockholders’ Agreement (the “Stockholders’ Agreement Amendment”) to, among other things, add certain Riverstone Stockholders (or one or more of its designated affiliates) as parties to the Stockholders’ Agreement and provide that for purposes of determining whether the Riverstone Stockholders and their affiliates continue to satisfy certain stock ownership requirements necessary to retain their rights to nominate directors to the board of directors, the Series A Convertible Preferred Stock owned by the Riverstone Stockholders was, prior to the conversion thereof, counted towards such ownership requirements on an as converted basis at the closing of the ILX and Castex Acquisition.

Rule 10b-5 Sales Plan

Pursuant to the Sales Plan, the Broker may sell up to an aggregate number of 12,000,000 shares of Common Stock, subject to certain limitations, during the term specified in the Sales Plan. All sales under the Sales Plan are to be made in the discretion of the Broker and in accordance with the terms, conditions and restrictions of the Sales Plan and the Reporting Persons shall not have any control, influence or authority over sales made pursuant to the Sales Plan.

All other information under this Item 6 remains unchanged.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
Exhibit A	Transaction Agreement, dated as of November 21, 2017, by and among Stone Energy Corporation, Sailfish Energy Holdings Corporation and Sailfish Merger Sub Corporation, Talos Energy, LLC, and Talos Production LLC, (attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-38497) filed with the Securities and Exchange Commission on May 16, 2018 and incorporated herein in its entirety by reference.
Exhibit B	Stockholders’ Agreement, dated as of May 10, 2018, by and among Talos Energy Inc. and each of the other parties set forth on the signature pages thereto (attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-38497) filed with the Securities and Exchange Commission on May 16, 2018 and incorporated herein in its entirety by reference).
Exhibit C	Registration Rights Agreement, dated as of May 10, 2018, by and among Talos Energy Inc. and each of the other parties set forth on the signature pages thereto (attached as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-38497) filed with the Securities and Exchange Commission on May 16, 2018 and incorporated herein in its entirety by reference).
Exhibit D	Joint Filing Agreement (attached as Exhibit D to the Reporting Person’s Beneficial Ownership Report on Schedule 13D filed with the Securities and Exchange Commission on May 21, 2018 and incorporated herein in its entirety by reference).
Exhibit E	Stockholders’ Agreement Amendment, dated as of February 24, 2020, by and among Talos Energy Inc. and each of the other parties set forth on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Talos Energy Inc.’s Form 8-K (File No. 001-38497) filed with the SEC on February 25, 2020 and incorporated in its entirety by reference).

CUSIP No. 87484T 108	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2021

AP TALOS ENERGY LLC

By:	Apollo Talos Holdings, L.P.

By:	Apollo Advisors VII (APO DC-GP), LLC
its general partner

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

And

By:	Apollo ANRP Advisors (APO DC), L.P.
its general partner

By:	Apollo ANRP Advisors (APO DC-GP), LLC
its general partner

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

AP TALOS ENERGY DEBTCO LLC

By:	Apollo Talos Holdings, L.P.

By:	Apollo Advisors VII (APO DC-GP), LLC
its general partner

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

And

CUSIP No. 87484T 108	13D

By:	Apollo ANRP Advisors (APO DC), L.P.
its general partner

By:	Apollo ANRP Advisors (APO DC-GP), LLC
its general partner

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO TALOS HOLDINGS, L.P.

By:	Apollo Advisors VII (APO DC), L.P.
its general partner

By:	Apollo Advisors VII (APO DC-GP), LLC
its general partner

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

And

By:	Apollo ANRP Advisors (APO DC), L.P.
its general partner

By:	Apollo ANRP Advisors (APO DC-GP), LLC
its general partner

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO MANAGEMENT VII, L.P

By:	AIF VII Management, LLC
its general partner

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

CUSIP No. 87484T 108	13D

AIF VII MANAGEMENT, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO COMMODITIES MANAGEMENT, L.P., WITH RESPECT TO SERIES I

By:	Apollo Commodities Management GP, LLC
its general partner

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO COMMODITIES MANAGEMENT GP, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

CUSIP No. 87484T 108	13D

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

CUSIP No. 87484T 108	13D

APPENDIX A

The following sets forth information with respect to certain of the executive officers and managers of Management Holdings GP. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The managers and principal executive officers of Management Holdings GP are and Messrs. Joshua Harris, Marc Rowan, Scott Kleinman and James Zelter. The principal occupation of each of Messrs. Harris, Rowan, Kleinman and Zelter is to act as executive officers and managers of Management Holdings GP and other related investment managers and advisors.

The business address of each of Messrs. Harris, Rowan, Kleinman and Zelter is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019. Messrs. Harris, Rowan, Kleinman and Zelter are each a citizen of the United States. Each of Messrs. Harris, Rowan, Kleinman and Zelter disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.